SEC EXEMPTION # 82 - 5163

02 DEC 12 AM 9:01

NEWS RELEASE

02069029

Dated November 26, 2002

SUPPL

Everock Inc. (the Company) formerly Canadian Everock Explorations Inc. is pleased to announce the completion of several corporate developments in the course of the company's new projects.The share consolidation has taken place on the basis of 1:9.5.The name change has taken place.The acquisitions have taken place.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

The two exciting diamond exploration properties that have been acquired are located in Leek Springs, California and Hearst-Kapuskasing, Northern Ontario.
On the California property twenty circular targets of up to 1.2 km in diameter. To date 7 targets have been drilled each target has yielded clear white diamonds. That's a success rate of 100%.
The Ontario property has major companies on the east and west who have found the presence of diamonds.
The Company also wishes to announce the appointment of Gabriel Regev as Treasurer

For further information call Robert Silverman, President .

llw 1/13

SEC EXEMPTION # 82 - 5163

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1376737

Ontario Ministry of Consumer and Business Services

Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le

NOVEMBER 0 6 NOVEMBRE, 2002

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

CANADIAN EVEROCK EXPLORATIONS INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

EVEROCK INC.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

27 SEPTEMBER 1999

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number (or minimum and maximum number) of directors is/are: *Nombre (ou nombres minimal et maximal) d'administrateurs :*	number nombre	or ou	minimum *minimal*	and et	maximum *maximal*

07119 (07/2002)

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

The Articles of the Corporation be amended to:

a.change the name of the Corporation to Everock Inc.

b.consolidate all of the issued and outstanding common shares in the capital of the Corporation as at the close of business on November 8 2002 on the basis of one (1) new common share (Post-Consolidated) for every nine and one half (9.5)Pre-Consolidated shares.

c.no fractional Shares will be issued in connection with the Consolidation and where a fractional Post-Consolidated Share would otherwise result from the Consolidation, such fractional Post-Consolidated Share shall be rounded up to the next whole Post- Consolidated Share.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

Nov 6 2002
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Canadian Everock Exploration Inc.
(Name of Corporation)
(Dénomination sociale de la société)

(If the name is to be changed by these articles set out current name)
(Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par :

(Signature)
(Signature)

TREASURER
(Description of Office)
(Fonction)